UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) SOLELY FOR PURPOSES OF INCORPORATION BY REFERENCE INTO AND AS PART OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168077) OF BANCOLOMBIA S.A. ON FILE WITH AND DECLARED EFFECTIVE BY THE SEC.

Exhibit No.	Description

1.4	Underwriting Agreement, dated January 31, 2012 among Bancolombia S.A. and UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC

5.5	Opinion of Brigard & Urrutia Abogados

5.6	Opinion of Sullivan & Cromwell LLP

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Share Dividends

23.6	Consent of Bigard & Urrutia Abogados (included in Exhibit 5.5)

23.7	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.6)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 6, 2011	By:	/s/ Jaime Alberto Velásquez Botero
Name: Jaime Alberto Velásquez Botero
Title: Chief Financial Officer